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                              GALAXY FUND II
                               ("GALAXY II")

                              AMENDMENT NO. 1
                                TO BY-LAWS

     RESOLVED, that the By-Laws of Galaxy II be, and they hereby are amended, by adding the following Article 12:

                                ARTICLE 12

                              ADVISORY BOARD

         "12.1 GENERAL. The Trustees may by resolution passed by a majority of the Trustees establish an Advisory Board to be comprised of one or more persons, which may include former Trustees of the Trust, appointed by the Trustees. The Advisory Board shall provide advice and counsel to the Trustees in connection with the Trustees' management of the business and affairs of the Trust but shall not engage in policy-making activities. Members of the Advisory Board shall not be entitled to vote on any matter that comes before the Trustees."